SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2008	Commission File Number: 1-8481

BCE Inc.
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7,  (514) 870-8777
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the BCE Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended September 30, 2008 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended September 30, 2008, included in the BCE Inc. 2008 Third Quarter Shareholder Report furnished with this Form 6-K as Exhibit 1, and the Reconciliation of Canadian GAAP to United States GAAP furnished with this Form 6-K as Exhibit 2, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim A. Vanaselja
Siim A. Vanaselja Executive Vice-President and Chief Financial Officer Date: October 29, 2008

EXHIBIT INDEX

1. BCE Inc. 2008 Third Quarter Shareholder Report
2. Reconciliation of Canadian GAAP to United States GAAP
3. Supplementary Financial Information – Third Quarter 2008
4. CEO/CFO Certifications
5. News Release

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